GLOBAL PARTNERS LP
P.O. BOX 9161
800 SOUTH ST.
WALTHAM, MASSACHUSETTS  02454-91961

September 25, 2008

VIA EDGAR

Mr. H. Roger Schwall, Assistant Director

Ms. Jenifer Gallagher

Division of Corporation Finance, Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-7010

Re:	Global Partners LP
Form 10-K for Fiscal Year Ended December 31, 2007, filed March 14, 2008
Form 10-Q for Fiscal Quarter Ended June 30, 2008, filed August 8, 2008
File No. 001-32593

Dear Mr. Schwall and Ms. Gallagher:

This letter sets forth our responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in its comment letter dated August 28, 2008 related to the above-referenced filings for Global Partners LP.  For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter.  Our response to each comment and request is set forth immediately below the text of the applicable comment or request.  We intend to incorporate our responses to the Staff’s comments into our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 65

1.              We note your statement that “In designing and evaluating controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response:    We will revise our disclosure in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K to omit the following statement:  “In designing and evaluating controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.”

Compensation Methodology, page 72

2.              We note that the base salaries of your executive officers are determined in comparison with market comparable positions.  Please identify the peer group of comparable energy companies to which you compared your compensation in 2006.  See generally Item 402(b)(2)(xiv) of Regulation S-K.

Response:    We utilized two primary sources of data to determine market comparable positions:  (1) Proxy and other SEC filings from the peer group of comparable energy companies that are listed below; and (2) compensation survey market information from approximately 59 energy industry companies from Watson Wyatt Worldwide.  The peer group was developed in collaboration with our Chief Executive Officer to reflect the small group of highly-specialized companies that most closely resemble our partnership.  We focused on organizations with related business operations and comparable ownership structure (i.e., publicly traded limited partnerships).  The resulting group included the following companies:

Adams Resources & Energy, Inc.

Crosstex Energy, Inc.

EnergySouth, Inc.

Genesis Energy, L.P.

Holly Energy Partners, L.P.

Inergy, L.P.

K-Sea Transportation Partners L.P.

Kaneb Services LLC

Martin Midstream Partners L.P.

Plains Resources Inc.

Rio Vista Energy Partners L.P.

Streicher Mobile Fueling, Inc. (now known as SMF Energy Corp.)

Sunoco Logistics Partners L.P.

TransMontaigne Partners L.P.

U.S. Shipping Partners L.P.

Western Gas Resources, Inc.

World Fuel Services Corporation

We will incorporate the additional information provided herein, updated and revised as appropriate, into our future Annual Reports on Form 10-K.

3.              Please clarify the groups of companies with whom Conover is comparing your compensation for 2007.  See generally Item 402(b)(2)(xiv) of Regulation S-K.

Response:    In 2007, we refined the external comparisons used to assess the competitiveness of our executive compensation program.  The 2006 peer group contained the highly-specialized companies most similar to us in terms of business operations and ownership structure.  However, considerable diversity in annual revenue, market capitalization and number of employees among these companies limits the comparisons that can be made for the same executive position from one company to another in the group due to significant differences in responsibility levels and related compensation.  For this reason, we elected not to rely solely upon data from our peer group of comparable energy companies and the 59 energy industry companies from Watson Wyatt Worldwide, but instead to undertake a more comprehensive, broad-based analysis of market information.

Specifically, we updated compensation data for our peer group of comparable energy companies and utilized the following as additional data sources to develop overall consensus values for executive compensation:  (i) data from the Watson Wyatt Worldwide Executive Compensation Survey:  Energy (2008 Report) for 15 energy companies with revenues from $4 billion to $8 billion; (ii) data with respect to a group of more than 220 companies with market capitalizations of $200 million to $600 million; and (iii) data with respect to a multi-factor based group of 17 energy and non-energy companies which had market capitalizations of $200 million to $600 million and between 100 to 600 employees.  Finally, our compensation consultant, W.F. Conover III, Ltd., exercised its judgment and made adjustments to arrive at a consensus value for each executive position to ensure the quality and relevance of all the above-referenced sources of market information to our partnership.

Our 2007 peer group of comparable energy companies is the same as our 2006 peer group of comparable energy companies, updated to reflect SMF Energy Corp.’s name change and excluding Kaneb Services LLP and Plains Resources Inc., both of which were sold and no longer separately reported compensation data.  The 2007 peer group of companies included:

Adams Resources & Energy, Inc.

Crosstex Energy, Inc.

EnergySouth, Inc.

Genesis Energy, L.P.

Holly Energy Partners, L.P.

Inergy, L.P.

K-Sea Transportation Partners L.P.

Martin Midstream Partners L.P.

Rio Vista Energy Partners L.P.

SMF Energy Corp.

Sunoco Logistics Partners L.P.

TransMontaigne Partners L.P.

U.S. Shipping Partners L.P.

Western Gas Resources, Inc.

World Fuel Services Corporation

The 15 energy companies with revenues from $4 billion to $8 billion referenced in (i) above are a subset of the energy companies included in the Watson Wyatt Worldwide Executive Compensation Survey:  Energy (2008 Report).  In this report, data are provided with respect to these companies as a group, but not individually by name, and, therefore, we are unable to provide a list of these 15 companies.

The multi-factor based group of 17 energy and non-energy companies referenced in (iii) above included:

American Ecology Corp.

American Vanguard Corp.

Aventine Renewable Energy

Balchem Corp.

Electro Rent Corp.

EnergySouth, Inc.

Flotek Industries Inc.

Fuel Tech, Inc.

Houston Wire & Cable Co.

Metalico Inc.

Penford Corp.

Pioneer Companies Inc.

Semco Energy Inc.

Symyx Technologies Inc.

Topps Co. Inc.

Uranium Resources Inc.

Verenium Corp.

We will incorporate the additional information provided with respect to the groups of companies that we use for our comparative compensation analyses and our methodologies, updated and revised as appropriate, into our future Annual Reports on Form 10-K.

4.              We note your disclosure that “The results of a study undertaken by Wilson Group™ at the request of the Compensation Committee concluded that the 2006 executive cash compensation of our general partner was above the median due to comparatively high base salaries, but total direct compensation was below the median because we did not offer equity participations in our general partner or the Partnership as part of our compensation package.”  For 2007, please disclose where you target each element of compensation against the peer group of companies and where actual payments fall within targeted parameters.  To the extent actual compensation fell outside a targeted percentile range, please explain why.  See Item 402(b)(1)(v) of Regulation S-K.

Response:    The compensation information included in our Annual Report on Form 10-K for the year ended December 31, 2007 (our “2007 10-K”) reflects an interim stage in our general partner’s development of a new, comprehensive executive compensation program.  Based on results of our first outside compensation review as a publicly-traded partnership conducted by Wilson Group™, we implemented a long-term incentive plan as a first step in our plan to construct a compensation program more closely resembling the typical structure of competitive compensation programs (i.e., salary, short-term incentive/bonus and long-term incentive) rather than the cash-based salary and bonus program employed in the past.  As we proceed with the development of a new executive compensation program, we will determine the optimal mix of individual elements of the compensation program and establish guidelines for our compensation levels.  These guidelines will be based upon a combination of external competitive compensation levels, the comparability of our positions to external counterparts and the performance of our partnership as well as individual executives.

Terms of existing employment agreements with three of our four named executive officers resulted in their salaries exceeding the stated goal in our 2007 10-K for salaries to fall between the median (50th percentile) and 75th percentile of comparable positions in the external, competitive market.  Our Chief Executive Officer’s base salary was determined through his negotiations with our partnership’s sponsors immediately prior to the partnership’s initial public offering of common units.  The base salaries of our other named executive officers were determined by the Compensation Committee of our general partner’s board of directors.  Other than our Chief Executive Officer, our named executive officers fulfill much broader roles in our partnership than positions with similar titles in other organizations with which we may compete.  This broader role explains the fact that the salary for our fourth named executive officer, who is not party to an employment agreement with our general partner, also slightly exceeded the targeted range.

For 2007, our goal for overall total direct compensation was to fall between the median (50th percentile) and 75th percentile of comparable positions in the external, competitive market based on our partnership’s performance as well as the performance of each of the individual executives.  Recommendations with respect to discretionary bonuses for our named executive officers for the year ended December 31, 2007, together with the February 2008 report of our compensation consultant, W.F. Conover III, Ltd. (the “2008 Consultant’s Report”), were presented to the Compensation Committee of our general partner in March 2008.  Based on consideration of this information, the Compensation Committee determined the amount of the discretionary bonuses which were then paid in March 2008.  The resulting total direct compensation (salary, discretionary bonus and long-term incentive award) for each of our 2007 named executive officers was within our targeted range based on the 2008 Consultant’s Report.

We will incorporate the additional information provided herein, updated and revised as appropriate, into our future Annual Reports on Form 10-K.

Compensation of Directors, page 88

5.              Disclose the aggregate number of stock awards and the aggregate number of option awards, if any, outstanding at fiscal year end held by each of your directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Response:    Footnote (1) to the table containing compensation earned by our directors on Page 88 indicates that in 2007 our independent directors were each granted 1,227 phantom units under our long-term incentive plan, or LTIP.  We confirm that such awards represented the aggregate number of stock awards outstanding at December 31, 2007.  Additionally, footnote (1) on Page 88 refers the reader to Note 13 of the financial statements for additional information on the LTIP which presents the outstanding non-vested units at December 31, 2007 which includes the shares granted to our independent directors (please see Pages F-32 and F-33).  We will revise our disclosure in our future Annual Reports on Form 10-K to state the aggregate number of stock awards and the aggregate number of option awards, if any, outstanding at fiscal year end held by each of our directors.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-10

Net Income Per Limited Partner Unit, page F-16

6.              We note the non-cash reduction under EITF 98-05 allocated to limited partners.  Explain to us how you considered presenting this reduction on the face of your statement of income.  See SAB Topic6:B.

Response:    We considered SAB Topic 6:B for our presentation of the non-cash reduction under EITF 98-05, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-05”) allocated to limited partners on the face of our statement of income.  Due to the fact that the event resulting in the non-cash reduction was not indicative of a change in a significant operating trend, we concluded that a more meaningful presentation for readers of our financial statements would be to provide full and comprehensive disclosures in the notes to the financial statements, with a clear reference to such note being included on the face of the statement of income as provided in Note (1) on Page F-4.  Such note refers the reader to Note 2 of the financial statements for the net income per limited partner unit calculation which further references to Note 16, “Unitholders’ Equity – Class B Units Converted into Common Units” regarding the non-cash reduction under EITF 98-05.

7.              Send us, as supplemental information, a detailed analysis showing how net income available to limited partners under EITF 03-06 and EITF 98-05, in total and per unit, was calculated for the year ended December 31, 2007.

Response:    As provided in our partnership agreement, each quarterly distribution is allocated between the limited partners and the general partner on a stand-alone basis.  That is, assuming that past minimum distribution levels have been met, the quarterly distribution is allocated under the allocation formula provided in the partnership agreement regardless of the level of past or future distributions.  Therefore, we present net income per limited partner unit for an annual period, as well as for the six and nine-month periods, as the sum of the net income per limited partner unit for the interim periods.  As such, the following sets forth quarterly calculations of net income available to limited partners under EITF 03-06 and EITF 98-05, in total and per unit, for the year ended December 31, 2007 (in thousands, except per unit data):

	First	Second	Third	Fourth	Total
Net income	$32,875	$610	$2,530	$10,998	$47,013
Less:
General Partner’s general partner interest(1)	(657)	(11)	(44)	(191)	(903)
Non-cash reduction under EITF 98-05 allocated to limited partners(2)	—	(16,400)	—	—	(16,400)
Net income available to limited partners	32,218	(15,801)	2,486	10,807	29,710
Dilutive impact of theoretical distribution of earnings under EITF 03-06(3)	(12,405)	—	—	(1,381)	(13,786)
Net income available to limited partners under EITF 03-06 and EITF 98-05	$19,813	$(15,801)	$2,486	$9,426	$15,924

Per unit data:
Net income available to limited partners	$2.85	$(1.28)	$0.19	$0.83	$2.59
Dilutive impact of theoretical distribution of earnings(3)	(1.10)	—	—	(0.11)	(1.21)
Net income available to limited partners under EITF 03-06 and EITF 98-05(4)	$1.75	$(1.28)	$0.19	$0.72	$1.38
Weighted average limited partner units outstanding	11,285	12,325	13,071	13,071	12,444

(1)         For the first quarter ended March 31, 2007, the general partner interest in net income was 2%.  For the remaining three quarters, the calculation included the effect of the private placement of Class B units on May 9, 2007 (as described in Note 16, “Unitholders’ Equity – Private Placement” on Page F-39 in connection with which the general partner did not contribute capital to maintain its 2% interest).  As a result, the general partner interest was 1.83%, 1.73%, 1.73% and 1.92%, based on weighted averages, for the second quarter ended June 30, 2007, third quarter ended September 30, 2007 and fourth quarter and year ended December 31, 2007, respectively.

(2)          As described in Note 2, “Summary of Significant Accounting Policies – Net Income Per Limited Partner Unit” on Page F-16 and in Note 16, “Unitholders’ Equity - Class B Units Converted into Common Units” on Page F-39, in connection with the private placement of the Class B units, we were required to take into account the effect of EITF 98-05.  As a result, for the three months ended June 30, 2007 and for the year ended December 31, 2007, we recorded a non-cash reduction in net income available to limited partners because the fair value of our common units on May 9, 2007 (the date on which the Class B units were issued) was greater than the purchase price of the Class B units, which was established at the time of the execution of the Unit Purchase Agreement on March 14, 2007.

For your convenience, the following table presents the calculation of the non-cash reduction as described in Note 16 (in thousands, except Class B unit and per unit data):

Gross proceeds from private placement	$50,000
Less: Purchase price discount	(830)
Adjusted purchase price of Class B units	$49,170
Class B units	1,785,715

Price per Class B unit	$27.53
Fair value of our common units at date of issuance (May 9, 2007) as quoted on the New York Stock Exchange	36.71
Difference between the fair value of our common units and the price per Class B unit	$9.18

Non-cash reduction (Class B units times the difference between the fair value of our common units and the price per Class B unit)	$16,393

Rounded and as reported for the three months ended June 30, 2007 and for the year ended December 31, 2007	$16,400

(3)         As discussed in Note 2, “—Net Income Per Limited Partner Unit” on Page F-16, EITF 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF 03-06”), provides that in any accounting period where our aggregate net income exceeds our aggregate distribution for such period, we are required to present net income per limited partner unit as if all of the earnings for the periods were distributed, regardless of whether those earnings would actually be distributed during a particular period from an economic or practical perspective.  Under EITF 03-06, for periods in which our aggregate net income exceeds our aggregate distributions for such period, it will have the impact of reducing the earnings per limited partner unit.  This result occurs as a larger portion of our aggregate earnings is allocated to the incentive distribution rights held by the general partner, as if distributed, even though we make cash distributions on the basis of cash available for distribution, not earnings, in any given accounting period.  In accounting periods where aggregate net income does not exceed aggregate distributions for such period, EITF 03-06 does not have any impact on our net income per limited partner unit calculation.

The theoretical distributions for the periods presented were calculated as follows (dollars in thousands, except quarterly target amount):

For the first quarter ended March 31, 2007

Distribution	Quarterly Target Amount(a)	Net Income Allocated by Quarterly Target Amount(b)		Marginal Percentage and Amount Allocated to Limited Partners		Marginal Percentage and Amount Allocated to General Partner
Base Quarterly	$0.4125	$4,750	$4,750	98.00%	$4,655	2.00%	$95
First Target	0.4625	5,326	575	98.00%	564	2.00%	11
Second Target	0.5375	6,189	996	85.00%	846	15.00%	150
Third Target	0.6625	7,629	1,881	75.00%	1,411	25.00%	470
Thereafter		32,875	24,673	50.00%	12,337	50.00%	12,336
Total			$32,875		$19,813		$13,062

Less general partner interest of 2.00%							(657)
Theoretical distribution for the quarter ended March 31, 2007							$12,405

For the fourth quarter ended December 31, 2007

Distribution	Quarterly Target Amount(a)	Net Income Allocated by Quarterly Target Amount(b)		Marginal Percentage and Amount Allocated to Limited Partners		Marginal Percentage and Amount Allocated to General Partner
Base Quarterly	$0.4125	$5,487	$5,487	98.27%	$5,392	1.73%	$95
First Target	0.4625	6,152	665	98.27%	653	1.73%	12
Second Target	0.5375	7,149	1,150	85.27%	981	14.73%	169
Third Target	0.6625	8,812	2,171	75.27%	1,634	24.73%	537
Thereafter		10,998	1,525	50.27%	766	49.73%	759
Total			$10,998		$9,426		$1,572

Less general partner interest of 1.73%							(191)
Theoretical distribution for the quarter ended December 31, 2007							$1,381

(a)         Represents the target distribution levels provided in our Registration Statement on Form S-1 filed on May 10, 2005, as amended (please see “Cash Distribution Policy—Incentive Distribution Rights” on Page 39).

(b)        Based on the weighted average of the total limited partners’ and general partner’s units outstanding for the periods presented.

EITF 03-06 did not impact the net income per limited partner unit calculation for the second quarter ended June 30, 2007 or the third quarter ended September 30, 2007 because our net income did not exceed our distributions for these periods.

(4)         As discussed in Note 2, “—Net Income Per Limited Partner Unit” on Page F-16, the computation of net income per limited partner unit is based on the weighted average number of common and subordinated units, or limited partner units, outstanding during the year.  Basic and diluted net income per limited partner unit are determined by dividing net income after deducting the amount allocated to the general partner interest (including incentive distributions on the incentive distribution rights held by the general partner) by the weighted average number of outstanding limited partner units during the period in accordance with EITF 03-06.  EITF 03-06 addresses the computation of earnings per share (in our case, net income per limited partner unit) by an entity that has issued securities other than common stock (in our case, limited partner units) that contractually entitle the holder to participate in dividends and earnings of the entity when, and if, it declares dividends on its common stock (in our case, distributions on our limited partner units).

Per unit data includes the weighted average effect of the private placement of Class B units which were converted to common units on May 22, 2007 on a one-for-one basis.  As discussed above, we present net income per limited partner unit for an annual period, as well as for the six and nine-month periods, as the sum of the net income per limited partner unit for the interim periods as presented in the table above.

We hereby acknowledge the following statements:

•                  We are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes made to our disclosure in our filings in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is responsive to the Staff’s comments and requests for additional information in its comment letter.  If you have any questions regarding this letter, please feel free to contact me at (781) 894-8800.

Sincerely,

/s/	Thomas J. Hollister
Thomas J. Hollister
Chief Operating Officer and Chief Financial Officer